Exhibit 99.1

RLX Technology Announces Unaudited First Quarter 2023 Financial Results

BEIJING, May 17, 2023 /PRNEWSWIRE/ - RLX Technology Inc. ("RLX Technology" or the "Company") (NYSE: RLX), a leading branded e-vapor company in China, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Financial Highlights

•	Net revenues were RMB188.9 million (US$27.5 million) in the first quarter of 2023, compared with RMB1,714.5 million in the same period of 2022.
•	Gross margin was 24.2% in the first quarter of 2023, compared with 38.3% in the same period of 2022.
•	U.S. GAAP net loss was RMB56.3 million (US$8.2 million) in the first quarter of 2023, compared with U.S. GAAP net income of RMB687.1 million in the same period of 2022.
•	Non-GAAP net income[1] was RMB183.6 million (US$26.7 million) in the first quarter of 2023, compared with RMB361.8 million in the same period of 2022.

"In the first quarter of 2023, our focus remained on optimizing our product offerings under the new regulatory framework," said Ms. Ying (Kate) Wang, Co-founder, Chairperson of the Board of Directors, and CEO of RLX Technology. "While we strive to develop diversified, new, approved products that cater to users' various demands, the prevalence of illegal products has posed near-term challenges to our sales and disrupted the recovery pace of the industry as a whole. The increasing efforts put forth by the regulators to crack down on illegal products have been encouraging, and we are hopeful that these will be effective in supporting the creation of fair and orderly market conditions, prompting a return to sustainable growth for law-abiding companies such as RLX Technology. If illegal products can be pushed out of the market, we believe adult users will gradually adapt to products that meet national standards. As a trusted e-vapor brand for adult smokers, we remain committed to providing compliant, superior products that meet our users' needs as we continue exploring growth opportunities in the evolving industry."

"We experienced an incredibly challenging first quarter as illegal-flavored products caused users' slow shift to products that meet the national standards and drove our total revenues down to RMB188.9 million. Our gross margin declined as we incurred the full effect of the new excise tax in the first quarter," said Mr. Chao Lu, Chief Financial Officer of RLX Technology. "We are pleased that market conditions have improved, following the regulators' strict actions to combat illegal products since March 2023. As a result, our sales are showing signs of recovery. Looking ahead, we will continue improving our operational efficiency and believe our profitability will gradually recover. Our resilient business model and solid cash position will support us as we navigate the market dynamics, enabling us to deliver sustainable value to our stakeholders as the industry regains momentum."

First Quarter 2023 Financial Results

Net revenues were RMB188.9 million (US$27.5 million) in the first quarter of 2023, compared with RMB1,714.5 million in the same period of 2022. The decrease was primarily due to the discontinuation of our older products and the negative impact of illegal-flavored products in the market, which led to users' slower-than-expected adoption of our new products that comply with national standards.

Gross profit was RMB45.7 million (US$6.7 million) in the first quarter of 2023, compared with RMB657.0 million in the same period of 2022.

1 Non-GAAP net income is a non-GAAP financial measure. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Gross margin was 24.2% in the first quarter of 2023, compared with 38.3% in the same period of 2022. The decrease was primarily due to the imposition of a 36% excise tax which came into effect on November 1, 2022.

Operating expenses were RMB418.9 million (US$61.0 million) in the first quarter of 2023, compared with RMB33.6 million in the same period of 2022. The increase was primarily due to the change of RMB240.0 million (US$34.9 million) in share-based compensation expenses in the first quarter of 2023, compared with positive RMB325.2 million in the same period of 2022. The change in share-based compensation expenses consisted of (i) RMB24.0 million (US$3.5 million) recognized in selling expenses, (ii) RMB201.3 million (US$29.3 million) recognized in general and administrative expenses, and (iii) RMB14.7 million (US$2.1 million) recognized in research and development expenses. The change in share-based compensation expenses was primarily due to the changes in the fair value of the share incentive awards that the Company granted to its employees affected by the fluctuations of the Company's share price.

Selling expenses were RMB85.8 million (US$12.5 million) in the first quarter of 2023, compared with RMB75.9 million in the same period of 2022, mainly driven by the fluctuation of share-based compensation expenses.

General and administrative expenses were RMB256.5 million (US$37.4 million) in the first quarter of 2023, compared with positive RMB66.4 million in the same period of 2022, mainly driven by the fluctuation of share-based compensation expenses.

Research and development expenses were RMB76.7 million (US$11.2 million) in the first quarter of 2023, compared with RMB24.0 million in the same period of 2022, mainly driven by the fluctuation of share-based compensation expenses.

Loss from operations was RMB373.2 million (US$54.3 million) in the first quarter of 2023, compared with an income from operations of RMB623.4 million in the same period of 2022.

Income tax benefit was RMB17.6 million (US$2.6 million) in the first quarter of 2023, compared with income tax expense of RMB112.6 million in the same period of 2022.

U.S. GAAP net loss was RMB56.3 million (US$8.2 million) in the first quarter of 2023, compared with U.S. GAAP net income of RMB687.1 million in the same period of 2022.

Non-GAAP net income was RMB183.6 million (US$26.7 million) in the first quarter of 2023, compared with RMB361.8 million in the same period of 2022.

U.S. GAAP basic and diluted net loss per American depositary share ("ADS") were RMB0.043 (US$0.006), in the first quarter of 2023, compared with U.S. GAAP basic and diluted net income per ADS of RMB0.528 and RMB0.521, respectively, in the same period of 2022.

Non-GAAP basic and diluted net income per ADS2 were RMB0.139 (US$0.020) and RMB0.136 (US$0.020), respectively, in the first quarter of 2023, compared with non-GAAP basic and diluted net income per ADS of RMB0.284 and RMB0.281, respectively, in the same period of 2022.

2 Non-GAAP basic and diluted net income per ADS is a non-GAAP financial measure. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Balance Sheet and Cash Flow

As of March 31, 2023, the Company had cash and cash equivalents, restricted cash, short-term bank deposits, net, short-term investments, long-term bank deposits, net and long-term investment securities, net of RMB15,369.2 million (US$2,237.9 million), compared with RMB15,733.7 million as of December 31, 2022. For the first quarter that ended March 31, 2023, net cash used in operating activities was RMB230.7 million (US$33.6 million).

Conference Call

The Company's management will host an earnings conference call at 8:00 A.M. U.S. Eastern Time on May 17, 2023 (8:00 P.M. Beijing/Hong Kong Time on May 17, 2023).

Dial-in details for the earnings conference call are as follows:

United States (toll-free):	+1-888-317-6003
International:	+1-412-317-6061
Hong Kong, China (toll-free):	+800-963-976
Hong Kong, China:	+852-5808-1995
Mainland China:	400-120-6115
Participant Code:	7017217

Participants should dial in 10 minutes before the scheduled start time and ask to be connected to the call for "RLX Technology Inc." with the Participant Code as set forth above.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.relxtech.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until May 24, 2023, by dialing the following telephone numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	5131272

About RLX Technology Inc.

RLX Technology Inc. (NYSE: RLX) is a leading branded e-vapor company in China. The Company leverages its strong in-house technology, product development capabilities, and in-depth insights into adult smokers' needs to develop superior e-vapor products.

For more information, please visit: http://ir.relxtech.com.

Non-GAAP Financial Measures

The Company uses non-GAAP net income and non-GAAP basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP net income represents net income excluding share-based compensation expenses. Non-GAAP basic and diluted net income per ADS is computed using Non-GAAP net income attributable to RLX Technology Inc. and the same number of ADSs used in U.S. GAAP basic and diluted net income per ADS calculation.

The Company presents these non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company believes that they help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net income. The Company also believes that the use of the non-GAAP measures facilitates investors' assessment of its operating performance, as they could provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. They should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per ADS or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review its historical non-GAAP financial measures to the most directly comparable U.S. GAAP measures. The non-GAAP financial measures here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned "Unaudited Reconciliation of GAAP and non-GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.8676 to US$1.00, the exchange rate on March 31, 2023, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" and similar statements. Among other things, quotations from management in this announcement, as well as the Company's strategic and operational plans, contain forward- looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's growth strategies; its future business development, results of operations and financial condition; trends and competition in China's e-vapor market; changes in its revenues and certain cost or expense items; PRC governmental policies, laws and regulations relating to the Company's industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of this press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

RLX Technology Inc.

Head of Capital Markets

Sam Tsang

Email: ir@relxtech.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

Email: RLX@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: RLX@tpg-ir.com

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of
	December 31,	March 31,	March 31,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,268,512	1,448,820	210,965
Restricted cash	20,574	6,289	916
Short-term bank deposits, net	7,084,879	5,709,492	831,366
Receivables from online payment platforms	3,000	3,940	574
Short-term investments	2,434,864	2,083,215	303,340
Accounts and notes receivable, net	51,381	73,735	10,737
Inventories	130,901	101,981	14,850
Amounts due from related parties	5,112	7,087	1,032
Prepayments and other current assets, net	198,932	309,398	45,052
Total current assets	11,198,155	9,743,957	1,418,832
Non-current assets:
Property, equipment and leasehold improvement, net	87,871	89,266	12,998
Intangible assets, net	7,552	7,643	1,113
Long-term investments, net	8,000	8,000	1,165
Deferred tax assets, net	63,894	63,894	9,303
Right-of-use assets, net	75,008	61,793	8,998
Long-term bank deposits, net	1,515,428	2,060,476	300,029
Long-term investment securities, net	3,409,458	4,060,942	591,319
Other non-current assets, net	13,458	9,483	1,381
Total non-current assets	5,180,669	6,361,497	926,306
Total assets	16,378,824	16,105,454	2,345,138

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts and notes payable	269,346	47,350	6,895
Contract liabilities	75,226	45,699	6,654
Salary and welfare benefits payable	127,749	128,491	18,710
Taxes payable	109,676	54,568	7,946
Amounts due to related parties	423	1,071	156
Accrued expenses and other current liabilities	161,455	167,511	24,392
Lease liabilities - current portion	45,955	39,330	5,727
Total current liabilities	789,830	484,020	70,480

Non-current liabilities:
Deferred tax liabilities	8,653	8,653	1,260
Lease liabilities - non-current portion	39,968	32,056	4,668
Total non-current liabilities	48,621	40,709	5,928
Total liabilities	838,451	524,729	76,408

Shareholders' Equity:
Total RLX Technology Inc. shareholders' equity	15,569,060	15,608,751	2,272,811
Noncontrolling interests	(28,687)	(28,026)	(4,081)
Total shareholders' equity	15,540,373	15,580,725	2,268,730

Total liabilities and shareholders' equity	16,378,824	16,105,454	2,345,138

 RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the three months ended
	March 31,	December 31,	March 31,	March 31,
	2022	2022	2023	2023
	RMB	RMB	RMB	US$
Net revenues	1,714,450	340,012	188,877	27,503
Cost of revenues	(1,057,447)	(139,073)	(78,693)	(11,459)
Excise tax on products	-	(52,668)	(64,458)	(9,386)
Gross profit	657,003	148,271	45,726	6,658

Operating expenses:
Selling expenses	(75,947)	(96,673)	(85,761)	(12,488)
General and administrative expenses	66,395	(394,207)	(256,504)	(37,350)
Research and development expenses	(24,007)	(129,558)	(76,682)	(11,166)
Total operating expenses	(33,559)	(620,438)	(418,947)	(61,004)

Income/(loss) from operations	623,444	(472,167)	(373,221)	(54,346)

Other income:
Interest income, net	27,151	54,617	148,803	21,667
Investment income	32,239	25,557	21,385	3,114
Others, net	116,857	150,625	129,157	18,807
Income/(loss) before income tax	799,691	(241,368)	(73,876)	(10,758)
Income tax (expense)/ benefit	(112,636)	16,243	17,571	2,559
Net income/(loss)	687,055	(225,125)	(56,305)	(8,199)
Less: net (loss)/income attributable to noncontrolling interests	(18,226)	3,355	661	96
Net income/(loss) attributable to RLX Technology Inc.	705,281	(228,480)	(56,966)	(8,295)

Other comprehensive loss:
Foreign currency translation adjustments	(45,824)	(215,246)	(148,096)	(21,564)
Unrealized (loss)/income on long-term investment securities	-	(5,425)	2,873	418
Total other comprehensive loss	(45,824)	(220,671)	(145,223)	(21,146)
Total comprehensive income/(loss)	641,231	(445,796)	(201,528)	(29,345)
Less: total comprehensive (loss)/income attributable to noncontrolling interests	(18,226)	3,355	661	96
Total comprehensive income/(loss) attributable to RLX Technology Inc.	659,457	(449,151)	(202,189)	(29,441)

Net income/(loss) per ordinary share/ADS
- Basic	0.528	(0.174)	(0.043)	(0.006)
- Diluted	0.521	(0.174)	(0.043)	(0.006)

Weighted average number of ordinary shares/ADSs
- Basic	1,336,118,854	1,310,229,331	1,316,798,713	1,316,798,713
- Diluted	1,354,294,220	1,310,229,331	1,316,798,713	1,316,798,713

RLX TECHNOLOGY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the three months ended
	March 31,	December 31,	March 31,	March 31,
	2022	2022	2023	2023
	RMB	RMB	RMB	US$
Net income/(loss)	687,055	(225,125)	(56,305)	(8,199)
Add: share-based compensation expenses
Selling expenses	(41,939)	41,239	23,955	3,488
General and administrative expenses	(230,087)	369,447	201,343	29,318
Research and development expenses	(53,211)	64,165	14,654	2,134
Non-GAAP net income	361,818	249,726	183,647	26,741

Net income/(loss) attributable to RLX Technology Inc.	705,281	(228,480)	(56,966)	(8,295)
Add: share-based compensation expenses	(325,237)	474,851	239,952	34,940
Non-GAAP net income attributable to RLX Technology Inc.	380,044	246,371	182,986	26,645

Non-GAAP net income per ordinary share/ADS
- Basic	0.284	0.188	0.139	0.020
- Diluted	0.281	0.186	0.136	0.020
Weighted average number of ordinary shares/ADSs
- Basic	1,336,118,854	1,310,229,331	1,316,798,713	1,316,798,713
- Diluted	1,354,294,220	1,324,475,455	1,345,828,279	1,345,828,279

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
CASH FLOWS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the three months ended
	March 31,	December 31,	March 31,	March 31,
	2022	2022	2023	2023
	RMB	RMB	RMB	US$
Net cash generated from/(used in) operating activities	308,169	(248,866)	(230,686)	(33,590)
Net cash (used in)/generated from investing activities	(950,764)	752,545	381,954	55,617
Net cash (used in)/generated from financing activities	(161,612)	(150,647)	4,346	633
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(20,556)	29,287	10,409	1,516
Net (decrease)/increase in cash and cash equivalents and restricted cash	(824,763)	382,319	166,023	24,176
Cash, cash equivalents and restricted cash at the beginning of the period	5,209,467	906,767	1,289,086	187,705
Cash, cash equivalents and restricted cash at the end of the period	4,384,704	1,289,086	1,455,109	211,881